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                               June 14, 2022

       Mark Worden
       President, Chief Executive Officer and Director
       Shoe Carnival, Inc.
       7500 East Columbia Street
       Evansville, IN 47715

                                                        Re: Shoe Carnival Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 29, 2022
                                                            Filed March 25,
2022
                                                            File No. 000-21360

       Dear Mr. Worden:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 29, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Fiscal 2021 Compared to Fiscal 2020, page 31

   1. Where you attribute material fluctuations in your results of operations to multiple factors, please quantify each
factor cited so that investors may understand the magnitude and relative impact of each
factor. In this regard, you attribute the increase in net sales to an increase in units sold
and an increase in the average transaction price. Refer to Item
                                                        303(b) of Regulation
S-K.
 Mark Worden
Shoe Carnival, Inc.
June 14, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.



FirstName LastNameMark Worden                             Sincerely,
Comapany NameShoe Carnival, Inc.
                                                          Division of
Corporation Finance
June 14, 2022 Page 2                                      Office of Trade &
Services
FirstName LastName